Filed by Spark Networks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spark Networks, Inc.

Commission File No.: 001-32750

August 7, 2017

SPARK NETWORKS® REPORTS SECOND QUARTER 2017 RESULTS

LOS ANGELES, Calif., August 7, 2017 — Spark Networks, Inc. (NYSE MKT: LOV) today reported results for the second quarter of 2017.

“With our recent relaunch of JDate on our new technology platform we reached a major strategic milestone, and are well on our way toward completing the launch of Christian Mingle later this quarter,” said Danny Rosenthal, Chief Executive Officer of Spark Networks. “We expect that the release of the new platform will quickly translate into operational cost savings and increased marketing efficiency and effectiveness.

“In Q2, we saw our second consecutive quarter of revenue stability within the Jewish Networks. These results, when combined with our new platform, position us to make the data-driven marketing investments necessary to drive future growth and value creation.”

As previously announced on May 2, 2017, Spark Networks, Inc. entered into a definitive agreement with Affinitas GmbH (“EliteSingles”), which operates premium online dating platforms EliteSingles, eDarling and Attractive World to combine in a stock-for-stock merger. Spark continues to expect the transaction to close in the fourth quarter of 2017, subject to Spark shareholder approval and the satisfaction of certain other customary closing conditions.

In light of the pending merger, Spark will not host a conference call to review its second quarter 2017 results.

Key Quarterly Metrics

	Q2 2017	Q1 2017	Q2 2016
Revenue	$6.6 Million	$7.3 Million	$9.1 Million
Contribution[1]	$6.0 Million	$5.8 Million	$7.6 Million
Net Loss	$(2.5) Million	$(2.1) Million	$329 Thousand
Adjusted EBITDA[2]	$1.2 Million	$131 Thousand	$1.4 Million
Cash Balance	$9.8 Million	$10.8 Million	$3.1 Million
Period Ending Subs[3]	111,371	119,540	183,678
Avg. Paying Subs[3]	114,925	130,441	189,938
ARPU	$19.11	$18.38	$15.70

Second Quarter 2017 Financial Results

Revenue: For the second quarter of 2017, total revenue was $6.6 million, a decrease of 27% compared to the year ago period, and a 9% decrease from the prior quarter. The year over year and sequential decreases were primarily driven by a decrease in average paying subscribers, reflecting reduced direct marketing investment in the Jewish and Christian Networks. These decreases were partially offset by year over year and sequential increases in ARPU of 22% and 4%, respectively.

Contribution: Contribution was $6.0 million in the quarter, a decrease of 22% compared to the year ago period, and a 2% increase from the prior quarter. Our contribution margin increased to 90% from 80% in the prior quarter and increased from 84% in the year ago period. Total direct marketing expenses decreased 53% to $690,000 in the second quarter of 2017 as compared to $1.5 million in the prior year period.

Net Loss: Net Loss was $(2.5) million in the quarter, compared to Net Income of $329,000 in the year ago period and a Net Loss of $(2.1) million in the prior quarter.

Adjusted EBITDA: For the second quarter of 2017, Adjusted EBITDA was $1.2 million, a decrease of $(283,000) versus the year ago period and an increase of $1.0 million from the prior quarter.

Cash: Cash used in operating activities in the second quarter was $440,000. At June 30, 2017, the Company had $9.8 million in cash and cash equivalents, compared to $10.8 million at the end of the prior quarter. At quarter end, the Company had no outstanding debt.

SPARK NETWORKS, INC.

SEGMENT4 RESULTS FROM OPERATIONS

(in thousands except subscriber and ARPU information)

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q2 ’17 v. Q2 ’16	Q2 ’17 v. Q1 ’17
Revenue
Jewish Networks	$3,137	$3,148	$3,136	$3,322	$3,628	-13.5%	-0.4%
Christian Networks	3,371	3,813	4,262	4,673	5,044	-33.2%	-11.6%
Other Networks	134	286	335	385	413	-67.6%	-53.2%
Offline & Other Businesses	(2)	17	10	11	13	-115.7%	-111.8%

Total Revenue	$6,640	$7,264	$7,743	$8,391	$9,098	-27.0%	-8.6%

Direct Mktg. Exp.
Jewish Networks	$259	$570	$316	$420	$372	-30.4%	-54.6%
Christian Networks	405	803	316	750	1,001	-59.5%	-49.6%
Other Networks	26	60	41	60	105	-75.2%	-56.7%

Total Direct Mktg. Exp.	$690	$1,433	$673	$1,230	$1,478	-53.3%	-51.8%

Contribution
Jewish Networks	$2,878	$2,578	$2,820	$2,902	$3,256	-11.6%	11.6%
Christian Networks	2,966	3,009	3,946	3,923	4,043	-26.6%	-1.4%
Other Networks	108	227	294	325	308	-64.9%	-52.3%
Offline & Other Businesses	(2)	17	10	11	13	-119.7%	-114.8%

Total Contribution	$5,950	$5,831	$7,070	$7,161	$7,620	-21.9%	2.0%

Period Ending Subs
Jewish Networks	47,487	47,236	51,519	52,952	59,868	-20.7%	0.5%
Christian Networks	57,947	65,146	82,163	95,047	112,895	-48.7%	-11.1%
Other Networks	5,937	7,158	8,690	10,234	10,915	-45.6%	-17.1%

Total Period Ending Subs.	111,371	119,540	142,372	158,233	183,678	-39.4%	-6.8%

Average Paying Subs.
Jewish Networks	47,278	48,823	52,493	57,684	61,732	-23.4%	-3.2%
Christian Networks	60,972	73,627	88,774	105,108	117,024	-47.9%	-17.2%
Other Networks	6,675	7,991	9,408	10,772	11,182	-40.3%	-16.5%

Total Avg. Paying Subs.	114,925	130,441	150,675	173,564	189,938	-39.5%	-11.9%

ARPU
Jewish Networks	$17.69	$18.59	$18.58	$18.79	$19.33	-8.5%	-4.8%
Christian Networks	18.42	17.22	15.75	14.60	14.09	30.7%	6.9%
Other Networks	6.54	11.91	11.55	11.69	12.15	-46.2%	-45.1%

Total ARPU[5]	$19.11	$18.38	$16.89	$15.81	$15.70	21.7%	4.0%

Distribution of New Subscription Purchases6

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Jewish Networks
1 month plans	54.7%	51.6%	45.7%	32.6%	28.2%
3 month plans	19.5%	19.2%	20.4%	18.4%	19.2%
6 month plans	25.8%	29.2%	33.9%	49.0%	52.6%

	100.0%	100.0%	100.0%	100.0%	100.0%

Christian Networks
1 month plans	58.2%	55.1%	52.7%	36.5%	39.2%
3 month plans	24.8%	25.0%	27.0%	22.4%	25.7%
6 month plans	17.0%	19.9%	20.3%	41.1%	35.1%

	100.0%	100.0%	100.0%	100.0%	100.0%

Other Networks
1 month plans	57.4%	55.0%	60.1%	51.1%	52.2%
3 month plans	11.3%	12.2%	10.5%	9.5%	10.8%
6 month plans	31.3%	32.8%	29.4%	39.4%	37.1%

	100.0%	100.0%	100.0%	100.0%	100.0%

Composition of Average Paying Subscriber Base7

	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016
Jewish Networks
First Time Subscribers	21.2%	21.7%	22.0%	23.7%	24.6%
Winback Subscribers	25.8%	28.1%	33.0%	34.6%	34.0%
Renewal Subscribers	53.0%	50.2%	44.9%	41.7%	41.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Christian Networks
First Time Subscribers	32.7%	35.2%	37.2%	39.9%	42.0%
Winback Subscribers	21.0%	21.4%	25.1%	26.4%	26.0%
Renewal Subscribers	46.3%	43.4%	37.7%	33.7%	32.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Other Networks
First Time Subscribers	27.0%	28.0%	29.8%	32.7%	33.0%
Winback Subscribers	22.6%	21.6%	22.2%	22.9%	22.4%
Renewal Subscribers	50.4%	50.4%	48.0%	44.4%	44.6%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark’s or EliteSingles’ or the combined company’s performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither Spark nor EliteSingles assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the expected completion of the launch of Christin Mingle and the Company’s transition roadmap, statements about the Company’s positioning to make investments to drive future growth and value creation, statements about the anticipated timing of the closing of the Company’s pending business combination transaction with EliteSingles, statements about the expected benefits of such business combination transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Spark’s share price before closing, including as a result of the financial performance of EliteSingles prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Spark and EliteSingles operate; (iv) the ability to promptly and effectively integrate the businesses of Spark and EliteSingles; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in Spark’s public filings with the SEC. For more information, see the risk factors described in Spark’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

How to Find Further Information

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and EliteSingles. The proposed transaction will be submitted to the shareholders of the Company for their consideration. In connection with the proposed transaction, the new entity and EliteSingles will file with the SEC a registration statement on Form F-4 that will include the proxy statement of the Company that also constitutes a prospectus of the Company. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each Company stockholder entitled to vote at the Company’s stockholder meeting. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.spark.net) under the link “Investor Relations” and then under the tab “SEC Filings” or by directing request to investor@spark.net.

Participants in Solicitation

The Company and its directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2017 and in its Annual Report on Form 10-K filed with the SEC on March 22, 2017. You can also obtain free copies of these documents from the Company using the contact information above.

About Spark Networks, Inc.:

The Spark Networks portfolio of consumer Web sites includes, among others, JDate®.com (www.jdate.com), ChristianMingle®.com (www.christianmingle.com), JSwipe (www.jswipeapp.com), CROSSPATHS (www.crosspathsapp.com), LDSSingles (www.ldssingles.com), BlackSingles.com® (www.blacksingles.com), and SilverSingles®.com (www.silversingles.com).

For More Information

Investors:

Robert O’Hare

rohare@spark.net

[1]	“Contribution” is defined as revenue, net of credits and credit card chargebacks, less direct marketing.

[2]	The Company reports Adjusted EBITDA as a supplemental measure to generally accepted accounting principles (“GAAP”). This non-GAAP measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from on-going operations and excludes the impact of: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. Adjusted EBITDA should not be construed as a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by GAAP. A reconciliation of the Adjusted EBITDA for the three and six months ended June 30, 2017 can be found in the table below.

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, impairment of intangible and long-lived assets, non-cash currency translation adjustments for an inter-company loan and non-recurring legal and acquisition costs.

[3]	“Paying Subscribers” are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Period ending subscribers for each quarter represent the paying subscriber count as of the last day of the period. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period. The calculation excludes results from the Company’s HurryDate business due to its relative size.

[4]	In accordance with Segment Reporting guidance, the Company’s financial reporting includes detailed data on four separate operating segments. The Jewish Networks segment consists of JDate, JDate.co.il, JDate.fr, JDate.co.uk, and JSwipe. The Christian Networks segment consists of ChristianMingle, CrossPaths, ChristianMingle.co.uk, ChristianMingle.com.au, Believe.com, and Faith.com. The Other Networks segment consists of LDSSingles.com and related other general market websites as well as other properties which are primarily composed of sites targeted towards various religious, ethnic, geographic and special interest groups. The Offline & Other Businesses segment consists of revenue generated from offline activities and HurryDate events and subscriptions.

[5]	ARPU is defined as average revenue per user per month. Total ARPU excludes results from the Company’s HurryDate business due to its relative size.

[6]	One month plans may also include a small amount of two month plans. Three month plans may include a small amount of four month plans. Six month plans may include a small amount of twelve month plans.

[7]	Represents the composition of average paying subscribers in the period. First Time Subscribers are defined as those subscribers that have never purchased a subscription from the Company for that reporting segment. Winback Subscribers are defined as those individuals who have purchased a subscription from the Company for that reporting segment, allowed their subscription to lapse, and subsequently purchased a subscription from the Company for that reporting segment. Renewal Subscribers are defined as those subscribers that have auto-renewed a subscription from the Company for that reporting segment. Figures exclude results from JSwipe and CrossPaths.

SPARK NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$9,808	$11,360
Restricted cash	380	454
Accounts receivable	438	525
Prepaid expenses and other	540	1,408

Total current assets	11,166	13,747
Property and equipment, net	2,221	4,494
Goodwill	11,136	10,523
Intangible assets, net	2,840	2,950
Deposits and other assets	90	103

Total assets	$27,453	$31,817

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,158	$819
Accrued liabilities	2,858	2,590
Deferred revenue	3,143	4,005

Total current liabilities	7,159	7,414
Deferred tax liability - non-current	2,274	2,092
Other liabilities	98	246

Total liabilities	9,531	9,752

Commitments and Contingencies
Stockholders’ equity:
10,000,000 shares of Preferred Stock authorized, $0.001 par value, 450,000 of which are designated as Series C Junior Participating Cumulative Preferred Stock, with no shares of Preferred Stock issued or outstanding	—	—
100,000,000 shares of Common Stock authorized, $0.001 par value, with 32,176,023 and 31,983,545 shares of Common Stock issued and outstanding at June 30, 2017 and December 31, 2016:	32	32
Additional paid-in-capital	87,543	87,198
Accumulated other comprehensive income	869	713
Accumulated deficit	(70,522)	(65,878)

Total stockholders’ equity	17,922	22,065

Total liabilities and stockholders’ equity	$27,453	$31,817

SPARK NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$6,640	$9,098	$13,904	$18,957
Cost and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	1,684	2,653	4,038	8,882
Sales and marketing	561	1,380	1,211	2,832
Customer service	586	840	1,221	1,833
Technical operations	280	305	499	602
Development	904	1,180	1,619	2,210
General and administrative	3,664	2,004	6,898	4,515
Depreciation	1,666	746	3,374	1,458
Amortization of intangible assets	49	78	98	156
Impairment of intangible and long-lived assets	15	52	24	91

Total cost and expenses	9,409	9,238	18,982	22,579

Operating loss	(2,769)	(140)	(5,078)	(3,622)
Interest (income) expense and other, net	(111)	114	(342)	(27)

Loss before income tax benefit	(2,658)	(254)	(4,736)	(3,595)
Income tax benefit	(139)	(583)	(92)	(516)

Net (loss) income	(2,519)	329	(4,644)	(3,079)
Net (loss) earnings per share - basic and diluted	$(0.08)	$0.01	$(0.14)	$(0.12)

Weighted average shares outstanding - basic	32,098	25,908	32,051	25,885
Weighted average shares outstanding - diluted	32,098	25,975	32,051	25,855

Stock-based compensation:

Sales and marketing	$15	$67	$16	$95
Customer service	2	4	5	4
Technical operations	2	24	4	44
Development	16	7	12	12
General and administrative	150	242	308	511

Total stock-based compensation	$185	$344	$345	$666

Reconciliation of Net (Loss) Income to Adjusted EBITDA:

Net (loss) income	$(2,519)	$329	$(4,644)	$(3,079)
Interest expense	56	19	78	33
Income tax benefit	(139)	(583)	(92)	(516)
Depreciation	1,666	746	3,374	1,458
Impairment of intangible and long-lived assets	15	52	24	91
Amortization of intangible assets	49	78	98	156
Non-cash currency translation adjustments	(170)	90	(423)	(64)
Stock-based compensation	185	344	345	666
Non-recurring legal and acquisition costs	2,016	367	2,530	431

Adjusted EBITDA	$1,159	$1,442	$1,290	$(824)